SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SAPIENS ANNOUNCES Q2 2008 RESULTS
Company Reports Seventh Consecutive Quarter of Operating Profit;
Approximately $2.4 million of Cash Flow from Operations

Cary, N.C. – August 13, 2008 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Emblaze/Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), today announced its results of operations for the second quarter of 2008.

Highlights for Q2 2008 and H1 2008

—	Revenue in the second quarter of 2008 reached $11 million, a 3% increase from the second quarter of 2007.

—	The second quarter of 2008 shows seventh consecutive quarter of operating profit with $579,000, a significant increase of 257% from the second quarter of 2007.

—	Cash flow from operations in the second quarter of 2008 is approximately $2.4 million.

—	Operational profit for the first six months of the year is $ 1 million.

—	During the first six months of the year, the company generated $2.8 million in cash flow from operations, reaching total cash equivalents and short term investments on hand of $12 million.

—	Sapiens is enjoying an increasing pipeline of potential deals with major customers’ world wide.

U.S. GAAP

—	Operating profit of $579,000, a 257% increase from the second quarter of 2007 and a 37% increase from the first quarter of 2008.

Non-GAAP

—	Operating profit of $689,000, a turn around from the operating loss of $57,000 in the second quarter of 2007, and a 32% increase from $522,000 in the first quarter of 2007.

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, and stock-based compensation expenses.

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the six months ended
	06/30/2008	06/30/2007	06/30/2008	06/30/2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited

U.S GAAP basis
Revenues	11,012	10,680	21,503	21,687

Operating profit	579	162	1,002	311

Net loss	(526)	(715)	(1,726)	(1,120)

Basic and diluted loss per share	0.02	0.05	0.08	0.07

NonGAAP
Revenues	11,012	10,680	21,503	21,687

Operating profit (loss)	689	(57)	1,211	(59)

Net loss	(416)	(934)	(1,517)	(1,490)

Basic and diluted loss per share	0.02	0.06	0.07	0.10

Roni Al-Dor, President and CEO, commented “Today we reported our seventh consecutive quarter of operating profit, which proves our strategy direction and improving performance. In the last six months we achieved a significant improvement in the aggregate of $1 million in operational profit and $2.8 million in cash flow from operations. The net loss is a result of financial expenses relating to the Company’s debentures due to the evaluation of the New Israeli Shekel exchange rate against the U.S. Dollar. Neutralizing this exchange rate decrease, Sapiens would be reporting net income today. However, despite the drop in the U.S Dollar/New Israeli Shekel exchange rate, we reported an operational profit of $579,000, an improvement compared with the first quarter of 2008 and the second quarter of 2007. In addition, we improved our pipe line, competing in a few major tenders and face several promising opportunities which we expect will become signed agreements in 2008.

Mr. Al-Dor added, “We thank our customers, our investors and our employees for the good news we reported today”.

Comment Regarding Non-GAAP
Sapiens’ management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens’ results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

FOR ADDITIONAL INFORMATION:
Roni Giladi	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

About Sapiens International
Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	06/30/2008	12/31/2007
	(Unaudited)	(Audited)

Assets

Cash and cash equivalents	$8,990	$13,125
Short-term investments	3,000	-
Trade receivables, net	9,397	7,549
Other current assets	2,287	1,881

Total current assets	23,674	22,555

Property and equipment, net	1,229	1,219
Other assets, net	30,485	28,758

Total assets	$55,388	$52,532

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$7,539	$9,456

Trade payables	1,872	1,088
Other liabilities and accrued expenses	10,166	8,375
Deferred revenue	6,066	4,203

Total current liabilities	25,643	23,122

Other long-term liabilities	1,740	1,132
Convertible debentures	5,885	6,428
Shareholders' equity	22,120	21,850

Total liabilities and shareholders' equity	$55,388	$52,532

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the six months ended
	06/30/2008	06/30/2007	06/30/2008	06/30/2007
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$11,012	$10,680	$21,503	$21,687

Cost of revenues	$6,542	$6,849	$12,798	$13,925

Gross Profit	4,470	3,831	8,705	7,762

Operating expenses
Research and development, net	$857	$486	$1,647	$976
Selling, marketing, general and administrative	$3,034	$3,183	$6,056	$6,475

Operating Profit	579	162	1,002	311

Financial expenses, net	$1,002	$692	$2,185	$1,116
Other expenses, net (a)	$103	$185	$543	$315

Net Loss	$526	$715	$1,726	$1,120

Basic and diluted net loss per share (b)	$0.02	$0.05	$0.08	$0.07

Weighted average shares used to compute -
basic and diluted net loss per share (b)	21,541	15,514	21,541	15,184

Note
a: Includes taxes, equity losses, minority interest and capital losses due to repurchase of debentures.
b: Due to the net loss in the six and three months period ended June 30, 2007 and 2008 the inclusion of dilutive securities would be antidilutive.

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconcilation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the six months ended
	06/30/2008	06/30/2007	06/30/2008	06/30/2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP operating profit	579	162	1,002	311
Amortization of intangibles	1,042	885	2,002	2,068
Capitalization of software development	(982)	(1,134)	(1,858)	(2,475)
Stock-based compensation	50	30	65	37

Total adjustments to GAAP	110	(219)	209	(370)

Non-GAAP operating profit (loss)	689	(57)	1,211	(59)

GAAP net loss	(526)	(715)	(1,726)	(1,120)
Total adjustments to GAAP as above	110	(219)	209	(370)

Non-GAAP net loss	(416)	(934)	(1,517)	(1,490)

Non-GAAP basic net loss per share	0.02	0.06	0.07	0.10

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	21,541	15,514	21,541	15,184

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2008	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer